SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

E.ON Corp.
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If ,,Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Interim Report
January 1 — September 30, 2002

•	Internal operating profit up 36 percent

•	€2.4 billion impairment charge to Powergen goodwill

•	Leading market position in the U.K. achieved through acquisition of TXU distribution business

•	Marked increase in internal operating profit still anticipated for full year 2002

E.ON Group financial highlights
Group Performance
Operating Segments
Employees
Investments
Highlights
Outlook
Interim Consolidated Financial Statements
SIGNATURES

E.ON Group financial highlights

	January 1 — September 30

			+/-
	2002	2001(1)%

	(€ in millions)
Sales(2)	25,736	30,360	-15
EBITDA	5,720	4,885	+17
EBIT	3,644	2,695	+35
Internal operating profit	3,178	2,341	+36
Results from ordinary business activities	24	2,249	-99
Results from continuing operations	-453	1,700	—
Results from discontinued operations	3,172	-244	—
Net income	2,910	1,454	+100
Investments	19,770	5,729	+245
Cash flow from continuing operations	4,242	2,044	+108
Employees (September 30/December 31)	109,261	96,515	+13
Earnings per share (in €)	4.46	2.14	+108
• from continuing operations	-0.69	2.51	—
• from discontinued operations	4.86	-0.37	—
• from the application of new U.S.	0.29	—	—
GAAP standards

(1)	Figures adjusted for goodwill amortization and discontinued operations (see reconciliation on page 23).

(2)	Results from energy trading activities are recognized net due to the application of EITF 98-10.
Sales for the current and prior year were adjusted to facilitate comparability.

     Note: Explanations regarding goodwill amortization and discontinued operations can be found on pages 21 to 23.

I   E.ON Group Performance

	Group net income
	January 1 — September 30

			+/-
	2002	2001*	%

	(€ in millions)
Group internal operating profit	3,178	2,341	+36
Net book gains	901	207	+335
Cost-management and restructuring expenses	-192	-140	-37
Other nonoperating earnings	-3,863	-159	—
Results from ordinary business activities	24	2,249	-99
Income taxes	34	-292	—
Minority interests	-511	-257	-99
Results from continuing operations	-453	1,700	—
Results from discontinued operations	3,172	-244	—
Cumulative effect of changes in accounting principles, net	191	-2	—

Group net income	2,910	1,454	+100

*	Figures adjusted for goodwill amortization and discontinued operations (see reconciliation on page 23).

     Group internal operating profit in the period under review climbed 36 percent year-on-year, primarily due to sharply higher earnings at E.ON Energie, which reflect the effects of first-time consolidations and lower depreciation expenses as well as operational improvements. Viterra also posted a substantially higher internal operating profit.

     The significant increase in net book gains results in particular from the sale of certain Schmalbach-Lubeca operations and of the Company’s shares in Steag. Additional book gains were recorded, predominantly at E.ON Energie, on the break-up of Rhenag and the disposition of shares in Sydkraft and in Watt, a Swiss energy utility. These gains were partially offset by net book losses, in particular on the sale of the Company’s shares in Orange. In the first three quarters of 2001, the volume of net book gains had been comparatively low.

     Restructuring and cost-management expenses were markedly higher year-on-year. In the period under review, they were recorded mainly in our Chemicals segment in connection with its best@chem performance improvement program.

     The substantially higher loss in the amount of approximately €3.9 billion recorded under other nonoperating earnings is almost exclusively attributable to the writeoff of roughly €1.2 billion already recognized at June 30, 2002, on the Company’s shares in HypoVereinsbank (around 6.7 percent) and an impairment charge of approximately €2.4 billion on the goodwill stemming from the Powergen acquisition.

     In the Interim Report for the period ended June 30, 2002, we announced that the market environment of three of Powergen’s business units had changed significantly since we made a takeover offer for the U.K.-based energy utility. Electricity prices in the U.K. generation sector have declined some 25 percent, particularly in the wake of a new price system known as the New Electricity Trading Arrangements (NETA). Earnings at the unregulated U.S. operations of LG&E Energy, Powergen’s American subsidiary, are likewise down year-on-year owing to lower power prices and higher fuel costs. Unregulated operations account for about one fourth of LG&E Energy’s business. LG&E Energy is also active in natural gas distribution in Argentina. The ongoing economic crisis in that country has led to a substantial devaluation of the peso and negative economic growth. In view of these factors, it was necessary to reduce by an impairment charge the goodwill totaling €8.9 billion recognized in the Powergen acquisition. Under U.S. GAAP, goodwill relating to acquisitions completed subsequent to July 1, 2001, is not amortized but is instead subject to impairment testing. In the case of Powergen, the tests have resulted in an impairment charge of €2.4 billion. This one-off effect is not cash-effective and consequently does not impact the Company’s cash flow.

     Because of these non-recurring effects, results from ordinary business activities amounted to €24 million, considerably below the prior-year figure.

     In the first three quarters of 2002, the E.ON Group’s continuing operations show a tax benefit of €34 million. This is because the current-year tax expense for the first nine months of 2002 is more than offset by the release of deferred taxes, resulting in particular from the writeoff on the Company’s shares in HypoVereinsbank. By comparison, we reported a current-year tax expense in the amount of €292 million for the prior-year period.

     The increase in minority interests mainly reflects the full consolidation of Sydkraft, which was accounted for at equity in E.ON’s Consolidated Financial Statements until May 1, 2001. Changes in E.ON’s portfolio of shareholdings and higher earnings at companies with significant minority interests also contributed to the rise.

     Despite the substantial increase in internal operating profit, results from continuing operations declined appreciably, due almost exclusively to the above-mentioned non-recurring charges.

     Pursuant to U.S. accounting standards, VAW aluminium, Stinnes, VEBA Oel, and certain non-core businesses divested by Degussa are reported separately as discontinued operations. The major portion (€2.8 billion) of results from discontinued operations totaling €3.2 billion reflects book gains on the disposition of these activities. The loss recorded in the prior-year period includes all charges relating to the September 2001 disposal of MEMC, a silicon wafer manufacturer.

     Group net income after taxes and minority interests of €2.9 billion and earnings per share from continuing operations in the amount of €4.46 surpassed substantially the respective figures for the first nine months of 2001.

Group sales

	January 1 — September 30

				+/-
	2002	2001		%

	(€ in millions)
E.ON Energie	14,077	11,988		+17
Powergen	1,521	—		—
Other Activities	10,088	14,601		-31
• Chemicals	8,903	13,720		-35
• Real Estate	1,185	881		+35
Other/Consolidation	50	3,771	*	-99

Group sales	25,736	30,360		-15

*	Includes telecom activities and Klöckner & Co.

     Group sales declined 15 percent in the first nine months of 2002, owing chiefly to the disposition of certain non-core assets in our Chemicals segment and the sale of Klöckner & Co. By contrast, revenues were considerably higher at E.ON Energie. Powergen posted sales of €1.5 billion in the third quarter of 2002.

Group internal operating profit

	January 1 — September 30

			+/-
	2002	2001	%

	(€ in millions)
E.ON Energie	2,286	1,506	+52
Powergen	143	—	—
Other Activities	734	688	+7
• Chemicals	517	571	-9
• Real Estate	217	117	+85
Other/Consolidation*	15	147	-90

Group internal operating profit	3,178	2,341	+36

*	Includes telecom activities and, for 2001, Klöckner & Co.

     The internal operating profit of our Other/Consolidation segment encompasses E.ON AG headquarters, other shareholdings (which include our telecom activities, ONE in Austria and Bouygues Telecom in France), and consolidation effects. The figure for the previous year includes Klöckner & Co’s earnings contribution. Other/Consolidation also includes the financing costs of the Powergen and Ruhrgas acquisitions. The substantial decline in internal operating profit reported by this segment is primarily attributable to lower earnings from shareholdings, in part because of the sale of Klöckner & Co.

II Operating Segments

E.ON Energie

E.ON Energie financial highlights

	January 1 — September 30

			+/-
	2002	2001	%

	(€ in millions)
Sales	14,077	11,988	+17
— thereof: electricity taxes	658	388	+70
Internal operating profit	2,286	1,506	+52
Total investments	4,976	3,155	+58
• Property, plant, and equipment	1,104	671	+65
• Financial assets	3,872	2,484	+56

     E.ON Energie’s improved sales figure results principally from the inclusion of Sydkraft and Heingas, which in the previous year were not fully consolidated until May 1 and June 1, respectively. In addition, a number of companies became fully consolidated during the period under review: Energie-Aktiengesellschaft Mitteldeutschland EAM (effective June 1, 2002), Elektrizitätswerke Wesertal (effective July 1, 2002), Elektrizitätswerke Minden-Ravensberg (effective August 1, 2002), and Espoon Sähkö (effective April 1, 2002).

     The substantial increase in internal operating profit stems mainly from operational improvements at E.ON Energie’s electricity operations in Germany, including cost-management measures totaling €360 million. The full consolidation of Sydkraft and Heingas added €160 million to the advance. The change from the declining-balance to the straightline method of depreciation enhanced earnings by €240 million compared with the first nine months of 2001. Moreover, unsatisfactory electricity prices still partially affected prior-year results.

     The following table shows E.ON Energie’s financial highlights by business unit. These segmented figures were first calculated for full year 2001 and were not broken down by quarter.

E.ON Energie financial highlights by business unit

	January 1 — September 30, 2002

			Internal
			operating
	Sales*	EBITDA	profit

	(€ in millions)
In Germany	10,883	2,729	2,162
Electricity	8,492	2,259	1,859
Gas	2,192	402	258
Water	199	68	45
Outside Germany	2,509	762	364
Other/consolidation	27	76	-240

Total	13,419	3,567	2,286

*	Excludes electricity taxes.

E.ON Energie production/sales volume

	January 1 — September 30

			+/-
	2002	2001	%

	(kWh in billions)
Power supplied	305.8	212.9	+44
Power generated	114.0	104.2	+9
Natural gas sales volume	84.6	60.9	+39
Water sales volume (million m3)	186.7	177.1	+5

     E.ON Energie supplied roughly 93 billion kilowatt-hours (kWh) or 44 percent more power than in the first nine months of 2001. The increase in power supplied reflects the inclusion of Sydkraft, a Swedish utility. Appreciably more power was supplied to standard-rate and residential customers as well as to industrial and commercial special-rate customers. In addition, E.ON Energie markedly increased its power trading volume.

     E.ON Energie met around 66 percent or 114.0 billion kWh (1Q - 3Q01: 63 percent or 104.2 billion kWh) of its power requirements with electricity from its own generation assets. At 58.6 billion kWh (1Q - 3Q01: 60.5 billion kWh), around 3 percent less power was purchased from other suppliers. The share of power procured from outside sources amounted to 34 percent versus 37 percent a year ago. These figures do not include power trading. The volume of power traded climbed 154 percent, from 55.1 billion kWh to 140.0 billion kWh. This increased total power procurements 42 percent to 312.6 billion kWh compared with 219.8 billion kWh in the first nine months of 2001.

     In the period under review, E.ON Energie’s nuclear and hard-coal-fired power stations were responsible for 74.3 percent of its proprietary generation compared with 75.6 percent in the year-earlier span. Nuclear energy’s share of generation grew from 44.3 percent to 50.9 percent owing to the inclusion of Sydkraft and Grohnde nuclear power station, while hard coal’s share declined from 31.3 percent to 23.4 percent. Electricity generated from lignite accounted for 7.4 percent compared with 10.0 percent in the previous year; power from hydroelectric stations, for 12.2 percent against 10.3 percent in the prior year. The share of electric energy produced from other sources rose to 6.1 percent from 4.1 percent.

     The sharp increase in natural gas sales volumes resulted mainly from the inclusion of Heingas, Sydkraft’s Sweden-based Sydgas subsidiary, and D-Gas, our natural gas trading company in the Netherlands. The water sales volume was up slightly year-on-year.

Powergen

Powergen financial highlights

July 1 — September 30
2002

(€ in millions)
Sales	1,521
Internal operating profit	143
Total investments	260
• Property, plant, and equipment	260
• Financial assets	—

     Powergen operates in the U.K. as a fully integrated energy service provider. The company’s U.S. operations are managed by its subsidiary LG&E Energy. Powergen is fully consolidated effective July 1, 2002. In the third quarter of 2002, the company generated €1.5 billion in sales and €143 million in internal operating profit. Powergen posted €45 million in earnings in the U.K.; LG&E Energy accounted for €116 million of Powergen’s internal operating profit. Powergen corporate recorded slightly negative earnings.

Powergen production/sales volume

July 1 — September 30
2002

(kWh in billions)
Power supplied	19.2
Power generated	18.9
Natural gas sales volume	8.4

     The U.K. electricity market continues to suffer from low wholesale prices, putting pressure on earnings in Powergen’s electric generation business. This development is partially offset by earnings at the company’s supply operations, since the end-user segment is not subject to the same pressure on margins.

     LG&E Energy’s electricity business in the U.S. benefited from the exceptionally warm summer. Heavy air-conditioning usage resulted in record demand for electricity in August. LG&E Energy’s regulated U.S. utility operations posted third-quarter internal operating profit of €104 million. Low electricity prices along with rising fuel costs reduced earnings at the company’s unregulated power business. The ongoing economic crisis in Argentina had a negative impact on LG&E Energy’s gas distribution business in that country. Earnings at LG&E Energy’s unregulated operations totaled €12 million.

Other Activities

Chemicals financial highlights

	January 1 — September 30

			+/-
	2002	2001	%

	(€ in millions)
Sales	8,903	13,720	-35
Internal operating profit	517	571	-9
Total investments	735	1,849	-60
• Property, plant, and equipment	674	879	-23
• Financial assets	61	970	-94

     The activities divested at our Chemicals segment since the start of 2002 (Degussa Bank, Gelatin, Textile Additives, Persulfat, SKW Piesteritz, and Viatris) are shown in E.ON’s Statements of Income under “Discontinued operations.” The figures for the first nine months of 2001 have been adjusted accordingly. From E.ON’s perspective, the non-core assets sold last year — dmc2, Phenolchemie, and Dental — did not meet the requirements of the U.S. GAAP standard on discontinued operations in effect until year end 2001 (though they did from Degussa’s perspective) and are included in the year-earlier figures as continuing operations until the date of their sale.

     Degussa’s non-core sales declined 38 percent to €620 million owing to the divestment of assets in 2001. By contrast, sales in the amount of €8.3 billion at Degussa’s core businesses were on par with the prior-year figure on overall higher unit sales and lower sales prices. The company’s Health & Nutrition, Construction Chemicals, Fine & Industrial Chemicals, and Specialty Polymers divisions all posted higher revenues. The increase at Fine & Industrial Chemicals primarily reflects the inclusion of Laporte, whose sales were first consolidated effective April 1, 2001. Adjusted for the disposal of non-core businesses, sales were down just 4 percent on a like-for-like basis to €9.2 billion.

     Degussa’s internal operating profit declined 9 percent to €517 million due to the divestment of non-core operations. Internal operating profit at Degussa’s core businesses climbed 4 percent to €543 million. This overall positive development is attributable to the company’s markedly reduced debt and thus appreciably lower interest expenses in the wake of disposals.

Real Estate financial highlights

	January 1 — September 30

			+/-
	2002	2001	%

	(€ in millions)
Sales	1,185	881	+35
Internal operating profit	217	117	+85
Total investments	383	98	+291
• Property, plant, and equipment	107	71	+51
• Financial assets	276	27	+922

     Viterra’s sales were up €304 million or 35 percent year-on-year. Revenues at Viterra’s Residential Investment business unit climbed substantially, primarily because of the first-time consolidation of WohnBau Rhein-Main (WBRM) from October 1, 2001, and of Deutschbau und Frankfurter Siedlungsgesellschaft (FSG) from January 1, 2002. Residential Development and Residential Services also grew sales compared with the first nine months of 2001. Sales at Viterra’s Commercial Real Estate unit were on par with the prior-year figure.

     Overall, Viterra grew internal operating profit by 85 percent or €100 million. Residential Investment was a particularly solid earnings contributor. In the period under review, 5,783 housing units were sold, roughly 2,700 more than in the year-earlier span. This is a sign that the company is succeeding in spreading its sales over the entire year. The largest single transaction was the sale of 1,231 housing units in and around Siegen in west-central Germany. Viterra’s Residential Services unit also reported markedly improved earnings.

III   Employees

				+/-
Employees	Sept. 30, 2002	Dec. 31, 2001%

E.ON Energie	44,204	39,560		+12
Powergen	10,004	—		—
Other Activities	54,508	54,737		—
• Chemicals	47,891	49,002		-2
• Real Estate	6,617	5,735		+15
E.ON AG/Other	545	2,218	(1)	-75

Continuing operations	109,261	96,515		+13

Discontinued operations	—	70,440	(2)	—

(1)	Includes telecom shareholdings.

(2)	VEBA Oel, Stinnes, VAW aluminium, and certain Degussa businesses.

     At the end of September 2002, the E.ON Group’s continuing operations employed approximately 109,261 people worldwide, about 40,700 of them outside Germany. This represents an increase of 13 percent or 12,746 employees over the staff count at year end 2001 and predominantly reflects the first-time consolidation of Powergen and the inclusion of its roughly 10,000 employees.

     E.ON Energie’s staff count grew by approximately 4,600 employees, in particular owing to the first-time consolidation of EAM, Elektrizitätswerk Minden-Ravensberg, Elektrizitätswerk Wesertal, and Grohnde nuclear power station in Germany (about 3,500 employees) and Espoon Sähkö in Finland (around 450 employees).

     The inclusion of Deutschbau and FSG led to a staff increase at Viterra, as well. On the whole, the number of Viterra employees rose by 882.

     By contrast, the equity valuation of ONE, our Austrian telecom shareholding, reduced the number of Group staff by roughly 1,600. In addition, the rapid implementation of restructuring measures at Degussa reduced staff at the company by around 1,100 employees compared with year end 2001.

     Employees at the divested companies VEBA Oel, Stinnes, VAW aluminium, and a number of Degussa’s non-core operations are reported under “Discontinued operations” effective December 31, 2001.

     Expenses for wages and salaries (including social security contributions) at E.ON’s continuing operations amounted to roughly €4.8 billion in the first nine months of 2002.

IV   Investments

        Investments

	January 1 — September 30

	2002	%	2001		%

	(€ in millions)
E.ON Energie	4,976	25	3.155		55
Powergen	260	1	—		—
Other Activities	1,118	6	1,947		34
• Chemicals	735	4	1,849		32
• Real Estate	383	2	98		2
Other/Consolidation	13,416	68	627	*	11

Total	19,770	100	5,729		100

•	Includes telecom shareholdings and Klöckner & Co.

     In the first nine months of 2002, the E.ON Group invested a total of €20 billion — up 245 percent year-on-year. Spending on fixed and intangible assets amounted to €2,118 million against €1,871 million in the prior-year period. Investments in financial assets totaled €17,652 million compared with €3,858 million a year ago.

     Capital spending at E.ON Energie in the first nine months of 2002 increased 58 percent year-on-year. €1,104 million was invested in fixed assets (1Q - 3Q01: €671 million) and €3,872 million in financial assets (1Q – 3Q01: €2,484 million). The largest single investments were the acquisition of a further roughly 25 percent of Thüga; the purchase of 49 percent of the shares in Západoslovenská energetika (ZSE), Slovakia’s largest power distributor; the acquisition of 34 percent of the Finnish utility Espoon Sähkö; the acquisition of another 27 percent of EAM; and the takeover of Fortum Energie, Fortum’s German subsidiary, along with Elektrizitätswerke Wesertal.

     Powergen’s third-quarter capital spending of €260 million was entirely on fixed assets.

     Degussa’s investments declined 60 percent. Last year’s high number reflected the company’s takeover of Laporte, a U.K.-based fine chemicals enterprise. Viterra’s nine-month capital expenditures of €383 million significantly surpassed the prior-year figure of €98 million. Effective January 1, 2002, Viterra acquired an 86.3 percent interest in FSG.

     Investments in our Other/Consolidation segment mainly reflect the payments for the acquisition of Powergen and for an indirectly held 38.5 percent stake in Ruhrgas already acquired from ThyssenKrupp, Vodafone, and BP.

V   Highlights

     On August 30, 2002, E.ON concluded an agreement to sell Schmalbach-Lubeca’s remaining activities. Ball Corporation, a U.S.-based packaging manufacturer, purchased the company for €1.2 billion from AV Packaging, a joint venture of Allianz Capital Partners and E.ON. In July 2002 Schmalbach-Lubeca sold its PET and White Cap business units to Amcor, an Australian packaging manufacturer, for about €1.8 billion. Including the redemption of shareholder loans, E.ON will receive proceeds of around €1 billion.

     On September 18, 2002, Germany’s Federal Ministry of Economics confirmed the essential aspects of the ministerial approval granted on July 5, 2002, for E.ON’s acquisition of Ruhrgas. However, the Ministry has linked its decision to a drastic tightening of the already painful requirements. Ruhrgas will now also have to sell its stakes in Bayerngas and Stadtwerke Bremen, that city’s municipal utility. All companies to be sold will be granted special rights to terminate their purchase agreements on a staggered basis. Furthermore, Ruhrgas will now have to auction 200 billion kWh of natural gas to its competitors. The minimum prices for these auctions will be much lower than the average border-crossing price. On the whole, the requirements are very close to the limit of what is economically tolerable for both companies. The state Superior Court in Düsseldorf will now decide on the motion filed by the Economics Ministry and E.ON to lift the temporary restraining order and on the legality of the ministerial approval. The court’s decision in the fast-track proceeding is expected shortly. E.ON intends to purse all legal channels to execute the acquisition of Ruhrgas.

     On October 19, 2002, E.ON announced its intention to arrange a credit facility of up to €15 billion with an international group of banks. This measure serves as a liquidity provision and is not intended to be used for any major borrowing at present. The new credit facility will replace E.ON and Powergen’s existing facilities totaling around €4 billion. The new arrangement represents a continuation of E.ON’s financial policy of acting as the E.ON Group’s main borrower.

     On October 21, 2002, Powergen acquired TXU Europe’s U.K. distribution business and three coal-fired power stations for €2.17 billion (£1.37 billion). The deal did not include TXU’s U.K. trading operations or power purchase agreements. The acquisition, which gives Powergen an estimated 5.3 million electric and gas customers at year end 2002, dramatically expands the company’s customer base to a total of 6 million customers, making it the U.K.’s largest supplier of electric energy. In natural gas, Powergen is now the second-biggest supplier with some 2.4 million customers. The significantly enlarged customer base strengthens Powergen’s position in the attractive end-user segment. The transaction is subject to antitrust approval by the European Commission. However, the Commission agreed to allow the deal to proceed prior to the completion of the approval process.

VI Outlook

     The high rate of increase in internal operating profit recorded in the first nine months of the year, which was due in part to the effects of first-time consolidations, will decline considerably. However, we expect internal operating profit for full year 2002 to again markedly exceed the previous year’s high figure.

     Group net income for the 2002 financial year will reflect the positive effects of asset sales. These will be offset by the impairment charge to the Powergen goodwill and the writeoff already recognized at June 30, 2002, on the Company’s shares in HypoVereinsbank. If the capital markets remain at their current depressed level, U.S. accounting standards would, from today’s perspective, require further valuation adjustments in the fourth quarter to securities held by the Company, which would push Group net income for 2002 below the figure for the previous year.

     At E.ON Energie, we expect positive earnings effects from the recovery of power prices, our cost-cutting measures, merger synergies, and, in particular, the inclusion of Sydkraft and Heingas. Overall, we are forecasting substantially higher internal operating profit for full year 2002. Compared with the first nine months of the year, however, the rate of increase will be considerably lower. One factor is that in the prior year Sydkraft and Heingas were not fully consolidated until May 1 and June 1, respectively. In addition, we anticipate that E.ON Energie’s internal operating profit for the fourth quarter of 2002 will be below the figure for the year-earlier quarter owing to non-recurring charges in its electric generation operations; the charges result in particular from the unplanned shutdown of the Unterweser power station and increased provisions for nuclear waste management.

     In view of the unsatisfactory market development, we anticipate that the first-time consolidation of Powergen — including the financing costs reported in our Other/Consolidation segment — will have a slightly negative impact on Group internal operating profit. Together with Powergen, we have already initiated a number of counter measures to stabilize earnings. They include reducing costs in the U.K. and the U.S. and scaling back investments in Argentina to a minimum. In addition, we expect the acquisition of TXU Europe’s U.K. distribution business customers to have a positive effect on earnings beginning in 2003.

     We expect Degussa’s core businesses to continue to perform well in a very tough economic environment. For full year 2002, we anticipate that the internal operating profit of Degussa’s core businesses will be on par with the prior-year figure. Overall, Degussa’s internal operating profit will decline year-on-year owing to its far-reaching divestment program. We expect Viterra to report an improved internal operating profit, though earnings growth will be considerably lower than the rate reported for the period ended September 30, 2002.

     For full year 2002, we expect our Other/Consolidation segment to report a further decline in internal operating profit compared with the previous year’s figure. In particular, the payments to purchase Ruhrgas shares and to acquire Powergen will result in interest expense in the fourth quarter of 2002.

VII Interim Consolidated Financial Statements

E.ON AG and Subsidiaries Consolidated Statements of Income

	July 1 —		January 1 —
	September 30		September 30

	2002	2001*	2002	2001*

	(€ in millions)
Sales	8,974	8,938	25,736	30,360
Petroleum and electricity tax	-181	-103	-658	-388
Sales, net of petroleum and electricity tax	8,793	8,835	25,078	29,972
Costs of goods sold and services provided	-6,604	-6,921	-18,264	-24,202

Gross profit from sales	2,189	1,914	6,814	5,770

Selling expenses	-1,054	-1,068	-3,151	-3,170
General and administrative expenses	-528	-481	-1,195	-1,453
Other operating income/expenses	142	14	119	48
Financial earnings, net	373	150	-172	637
Goodwill impairment charges	-2,391	—	-2,391	—

Results from ordinary business activities	-1,269	529	24	1,832

Income taxes	263	120	34	-292
Minority interests	-29	-68	-511	-190

Results from continuing operations	-1,035	581	-453	1,350

Results from discontinued operations	532	-387	3,172	-322
Cumulative effect of changes in accounting principles, net	—	—	191	-2

Net income	-503	194	2,910	1,026

Earnings per share (in €)	-0.77	0.29	4.46	1.52
• from continuing operations	-1.59	0.87	-0.69	2.00
• from discontinued operations	0.82	-0.58	4.86	-0.48
• from the first-time application of new U.S. GAAP standards	—	—	0.29	—

*	Excludes goodwill amortization; includes adjustments related to discontinued operations.

E.ON AG and Subsidiaries Consolidated Balance Sheets

	Sept. 30, 2002	Dec. 31, 2001

	(€ in millions)
Assets
Intangible assets	16,575	10,458
Property, plant, and equipment	41,136	34,286
Financial assets	17,484	15,297

Fixed assets	75,195	60,041

Inventories	4,034	4,997
Financial receivables and other assets	1,697	1,444
Operating receivables and other assets	15,906	20,368
Liquid funds	10,516	12,144

Non-fixed assets	32,153	38,953

Deferred taxes	1,422	2,244
Prepaid expenses	476	373

Total assets	109,246	101,611

Liabilities and stockholders’ equity
Stockholders’ equity	25,015	24,462
Minority interests	6,604	6,362
Provisions for pensions	8,723	8,748
Other provisions	24,562	24,053
Accrued liabilities	33,285	32,801
Financial liabilities	25,530	16,089
Operating liabilities	12,258	16,589

Liabilities	37,788	32,678

Deferred taxes	5,289	4,492
Deferred income	1,265	816

Total liabilities and stockholders’ equity	109,246	101,611

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

	January 1 – September 30, 2002

	2002	2001*

	(€ in millions)
Net income	2,910	1,026
Minority interests	511	190
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Income from discontinued operations	-3,172	322
Depreciation and amortization	5,347	2,622
Changes in deferred taxes	-571	-706
Changes in provisions	-890	489
Other non-cash items	-225	-530
Gains from disposition of fixed assets	-770	-552
Changes in operating assets and liabilities	1,102	-817

Cash provided by (used for) continuing operations	4,242	2,044

Proceeds from disposition of:
Financial assets	7,225	15,400
Intangible assets and fixed assets	572	238
Purchase of:
Financial assets	-17,652	-3,858
Intangible assets and fixed assets	-2,118	-1,871
Changes in securities (other than trading > 3 months)	2,904	-575

Cash provided by (used for) investment activities at continuing operations	-9,069	9,334

Cash inflow from capital increases including payments into capital by minority shareholders	-	6
Cash inflow from the sale (payments for the purchase) of treasury stock	15	-2,948
Payment of cash dividends to:
Shareholders of E.ON AG	-1,100	-954
Minority interests	-310	-260
Changes in financial liabilities	6,138	-3,100

Cash provided by (used for) financing activities of continuing operations	4,743	-7,256

Net increase (decrease) in cash and cash equivalents maturing (< 3 months)	-84	4,122
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	-291	-23
Liquid funds at beginning of period (< 3 months)	4,239	1,104
Liquid funds from discontinued operations at beginning of period (< 3 months)	-269	-327

Liquid funds from continuing operations at end of period (< 3 months)	3,595	4,876
Other liquid funds from continuing operations at end of period (other than trading > 3 months)	6,921	8,761
Other liquid funds from discontinued operations at end of period (> 3 months)	-	116
Cash and cash equivalents from discontinued operations at end of period (< 3 months)	-	452

Liquid funds as shown on the balance sheet	10,516	14,205

*	Excludes goodwill amortization; includes adjustments related to discontinued operations.

Segment Information by Division

Jan. 1 — Sept. 30, 2002

	Energy
					Other/
	E.ON Energie	Powergen	Chemicals	Real Estate	Consolidation(1)	Total

	(€ in millions)
Total sales 2002	14,077	1,521	8,903	1,185	50	25,736
2001	11,988	—	13,720	881	3,771	30,360
EBITDA 2002	3,567	354	1,347	480	-28	5,720
2001	2,791	—	1,561	260	273	4,885
EBIT 2002	2,424	212	733	344	-69	3,644
2001	1,508	—	881	178	128	2,695
Internal operating profit 2002	2,286	143	517	217	15	3,178
2001(2)	1,506	—	571	117	147	2,341
2001(3)	1,335	—	431	109	983 (4)	2,858
Investments
in fixed assets
2002	1,104	260	674	107	-27	2,118
2001	671	—	879	71	250	1,871
in financial assets
2002	3,872	—	61	276	13,443	17,652
2001	2,484	—	970	27	377	3,858
Total investments
2002	4,976	260	735	383	13,416	19,770
2001	3,155	—	1,849	98	627	5,729

(1)	Includes telecom shareholdings and Klöckner & Co.
(2)	Adjusted for goodwill amortization and discontinued operations.
(3)	Reported before adjustments as in the first nine months of 2001.
(4)	Includes Oil, Distribution/Logistics, and Aluminum.

Earnings per Share

Earnings per share derive as follows.

	July 1 –		January 1 –
	September 30		September 30

	2002	2001*	2002	2001*

Results from continuing operations (€ in millions)	-1,035	581	-453	1,350

Results from discontinued operations (€ in millions)	532	-387	3,172	-322

Results from the first-time application of new U.S. GAAP standards (€ in millions)	—	—	191	-2

Net income (€ in millions)	-503	194	2,910	1,026

Weighted average number of outstanding shares (in thousands)	652,280	670,120	652,147	677,743

Earnings per share (in €)	-0.77	0.29	4.46	1.52
• from continuing operations	-1.59	0.87	-0.69	2.00
• from discontinued operations	0.82	-0.58	4.86	-0.48
• from the first-time application of new U.S. GAAP standards	—	—	0.29	—

*	Excludes goodwill amortization; includes adjustments related to discontinued operations.

Notes

Accounting and Valuation Policies.

     The accounting and valuation policies used to prepare the Interim Financial Statements for the period ended September 30, 2002, correspond to those used to prepare the Consolidated Financial Statements for the year ended December 31, 2001. Changes result from the first-time application of Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations,” SFAS 142, “Goodwill and other Intangible Assets,” and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In addition, effective with our Interim Financial Statements for the period ended September 30, 2002, results from energy trading activities are recognized net due to the application of Emerging Issues Taskforce (EITF) 98-10.

     Effective January 1, 2002, E.ON adopted SFAS 142, which requires that goodwill and indefinite lived intangible assets no longer be periodically amortized, but rather be tested for impairment on at least an annual basis. Furthermore, the amortization period of acquired intangible assets with finite lives is no longer limited to 40 years. The amount of any negative goodwill must be written off and recognized by January 1, 2002.

     All business combinations consummated after July 1, 2001, are accounted for in accordance with SFAS 141 and SFAS 142. Goodwill relating to acquisitions completed subsequent to July 1, 2001, is not amortized and instead is subject to impairment testing. Goodwill relating to acquisitions completed prior to July 1, 2001, is also no longer periodically amortized after January 1, 2002.

     As part of the first-time application of SFAS 142, E.ON reassessed the lives of all its intangible assets and adjusted their lives where necessary. The Company has also completed the impairment test for intangible assets with indefinite lives and has determined that no adjustments are necessary. With regard to the two-step impairment tests for goodwill, E.ON first identified its reporting units, calculated the book values of the individual reporting units’ assets and liabilities including existing goodwill and intangible assets, and determined the reporting units’ market value. As of June 30, 2002, E.ON had subjected all its reporting units to the first step of the impairment test. At the measurement date (January 1, 2002), no impairment adjustments for goodwill were necessary. As of July 1, 2002, testing resulted in an impairment charge of €2.4 billion on the goodwill of €8.9 billion recognized in the Powergen acquisition. This one-off effect is recognized in nonoperating income.

     For the period ended December 31, 2001, E.ON reported negative goodwill in the amount of €191 million resulting from the consolidation of the disposition of its Aluminum segment. In accordance with SFAS 142, this amount was released and recognized in our Consolidated Statements of Income for the first half of 2002 as an effect of the first-time application of a new U.S. GAAP standard. Beyond this, E.ON expects that the first-time application of this standard will not have a material impact on its Consolidated Financial Statements.

		Adjustments

	Reported in	Discontinued	Goodwill	Adjusted figures
	1Q - 3Q01	operations	amortization	for 1Q – 3Q01	1Q - 3Q02

	(€in millions)
Internal operating profit	2,858	-896	379	2,341	3,178

Other nonoperating income	-169	39	38	-92	-3,154

E&P taxes	337	-337	—	—	—

Results from ordinary business activities	3,026	-1,194	417	2,249	24

Net income	1,026	—	428	1,454	2,910

Earnings per share from net income (in €)	1.52	—	0.62	2.14	4.46

Earnings per share from continuing operations (in €)	2.74	-0.75	0.52	2.51	-0.69

     Furthermore, effective January 1, 2002, E.ON adopted SFAS 144. SFAS 144 requires that a substantial component of an entity that either has been disposed of or is classified as held for sale to be reported as a discontinued operation if certain criteria are met.

     These criteria were met by activities divested by Degussa since January 1, 2002: Degussa Bank, Gelatin, Textile Additives, Persulfat, SKW Piesteritz, and Viatris.

     On November 13, 2001, we sold our silicon wafer business to Texas Pacific Group, a financial investor. In January 2002, we completed the divestment process for VAW aluminium. On June 30, 2002, E.ON exercised the put option to sell its remaining 49 percent interest in VEBA Oel to BP. On September, 2002, the Company sold its 65.4 percent shareholding in Stinnes to Deutsche Bahn (DB).

     In accordance with U.S. GAAP, these companies’ results are shown separately — net of taxes and minority interests — under “Discontinued operations” in our Consolidated Statements of Income. The figures for divested operations were eliminated from our Statements of Income, the Statement of Cash Flows, and the segment reporting for the period under review as well as for the corresponding year-earlier period.

     As part of the ongoing internationalization of our Energy segment, effective January 1, 2002, property, plant, and equipment is amortized using the straightline method. The transition from the declining-balance to the straight-line method enhanced earnings by €240 million compared with the first nine months of 2001.

     Effective January 1, 2002, we disclose unrealized income and expenses resulting from the mark-to-market valuation of certain financial derivatives under “Other nonoperating income.” Prior-year figures were not adjusted owing to their immateriality. These purely accounting-related valuation effects are subject to random fluctuations as of the balance-sheet date and are therefore not used to measure operating performance.

     Effective with our Interim Financial Statements for the period ended September 30, 2002, results from energy trading activities are recognized net due to the application of EITF 98-10. Figures for the current and prior year were adjusted to facilitate comparability. Due to net recognition, which does not impact income, sales are offset against sales costs.

Additional Notes.

     Effective May 27, 2002, E.ON Energie increased its shareholding in EAM by approximately 27 percent to roughly 73 percent. Effective June 1, 2002, EAM is fully consolidated. In addition, a number of companies became fully consolidated during the period under review: Espoon Sähkö (effective April 1, 2002), Elektrizitätswerk Wesertal (effective July 1, 2002), Elektrizitätswerk Minden-Ravensberg (effective August 1, 2002), and Grohnde nuclear power station (effective August 1, 2002).

     On June 12, 2002, the United States Securities and Exchange Commission approved E.ON’s takeover of U.K.-based Powergen. On July 1, 2002, E.ON completed its acquisition of Powergen and is now the sole owner of the British utility, including LG&E Energy, its U.S. affiliate. Effective July 1, 2002, Powergen is fully consolidated. Had Powergen been fully consolidated effective January 1, 2002, the E.ON Group would have reported sales of €29,101 million (1Q – 3Q01: €36,039 million), net income of €3,060 million (1Q – 3Q01: €743 million), and earnings per share of €4.69 (1Q – 3Q01: €1.10).

     Effective July 1, 2002, VEBA Oel, is no longer included in the Company’s scope of consolidation owing to its complete divestment to BP. Stinnes was deconsolidated effective September 30, 2002, following its acquisition by DB.

     Changes in segment reporting affect our Distribution/Logistics and Telecommunications segments. Klöckner & Co’s prior-year figures are shown in our Other/Consolidation segment, since Stinnes is reported under “Discontinued operations” and, accordingly, the Distribution/Logistics segment has ceased to exist. E.ON considers its Telecommunications division to be of minor significance; it is shown in our Other/Consolidation segment. Effective January 1, 2002, ONE, our Austrian telecommunications shareholding, is accounted for at equity in E.ON’s Consolidated Financial Statements, as is our interest in Bouygues Telecom.

     As of September 30, 2002, the Company’s net financial position — the difference between its liquid funds of €10,516 million and its financial liabilities to banks and third parties of €23,429 million — amounted to -€12,913 million.

E.ON Group net financial position

	Sept. 30, 2002	Dec. 31, 2001	Sept. 30, 2001

	(€ in millions)
Bank deposits	3,481	4,080	5,325
Securities and other liquid funds	7,035	8,064	8,880
Total liquid funds	10,516	12,144	14,205
Financial liabilities to banks/loans	-20,107	-11,883	-14,124
Financial liabilities to third parties	-3,322	-874	-815
Total financial liabilities	-23,429	-12,757	-14,939

Net financial position	-12,913	-613	-734

     This Interim Report was prepared in compliance with German Accounting Standard No. 6 (DRS 6).

Accounting Review.

     The Interim Report for the period January 1 to September 30, 2002, consisting of Consolidated Balance Sheets, the Consolidated Statements of Income, Consolidated Statement of Cash Flows, and additional information was reviewed by our independent accountants, PwC Deutsche Revision AG Wirtschaftsprüfungsgesellschaft, Düsseldorf.

     Based on this review, PwC Deutsche Revision AG Wirtschaftsprüfungsgesellschaft is not aware of any material modifications that should be made to the Interim Report in order for it to conform with U.S. GAAP and DRS 6.

Financial Calendar

March 5, 2003	Annual Press Conference
March 6, 2003	Annual Analysts Conference
April 30, 2003	Annual Shareholders Meeting
May 15, 2003	Interim Report: January – March 2003
August 14, 2003	Interim Report: January – June 2003
November 13, 2003	Interim Report: January – September 2003

     This Interim Report contains certain forward-looking statements that are subject to risks and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of E.ON’s 2001 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: November 14, 2002	By:	/s/ Michael C. Wilhelm Michael C. Wilhelm Senior Vice President Accounting